September 6, 2018

Terence R. Rogers
Chief Financial Officer
Roadrunner Transportation Systems, Inc.
1431 Opus Place, Suite 530
Downers Grove, Illinois 60515

       Re: Roadrunner Transportation Systems, Inc.
           Form 10-K for the Year Ended December 31, 2017
           File No. 001-34734

Dear Mr. Rogers:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure